SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 13 December 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Directorate Change dated 13 December 2022

Exhibit No: 99.1

InterContinental Hotels Group PLC
Michael Glover appointed Chief Financial Officer

13 December 2022

InterContinental Hotels Group ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces the appointment of Michael Glover as Chief Financial Officer. Michael will take up his new position and become an Executive Director of IHG's Board and a member of IHG's Executive Committee with effect from 20 March 2023.

Michael has been with IHG for 18 years and currently serves as Chief Financial Officer of the Americas and Group Head of Commercial Finance. He succeeds Paul Edgecliffe-Johnson who, in October, announced his intention to pursue an opportunity outside IHG after 19 years of service. Paul will step down from his role and the IHG Board effective 19 March 2023.

During his tenure with the business, Michael has held several roles at group and regional level, including CFO of IHG's China region from February 2013 to September 2015, at which time Michael became Group Financial Controller where he oversaw Tax, Treasury and Financial Reporting group-wide, and delivered a finance transformation programme that enabled significant simplification, automation and the transfer of work to IHG's service centre.

In his most recent role as CFO Americas and with group-wide responsibility for commercial finance operations, which includes the global procurement, sales & marketing and technology functions, as well as IHG's System Fund, Michael has continued the focus on strengthening returns for IHG's hotel owners and demonstrated a passion for bringing to life IHG's Journey to Tomorrow responsible business plan, including developing IHG's diverse culture and progressing the company's sustainability ambitions.

Before IHG, Michael worked with several large Fortune 250 companies in a wide range of roles, beginning his career at Halliburton Energy Services in 1995. Michael is an Accounting & Finance graduate of Baylor University and a certified public accountant.

Deanna Oppenheimer, Non-Executive Chair, IHG, commented:
"I am delighted to welcome Michael to the Board in his new role as Chief Financial Officer. His appointment clearly shows the strength of our management team, our robust succession planning and our ability to promote from within."

Keith Barr, Chief Executive Officer of IHG said:
"Michael is an outstanding candidate for the position of Chief Financial Officer. He has enjoyed a stellar career at IHG over the last 18 years, where he has demonstrated his excellent breadth of financial acumen, global expertise and commitment to our purpose and values. His knowledge of the key operational and commercial elements that underpin our business and drive our performance will ensure seamless continuity as we deliver our strategic priorities and growth ambition."

Michael Glover, incoming Chief Financial Officer added:
"I'm honoured to be appointed Chief Financial Officer of IHG. I've had the enormous privilege of working in a variety of different finance roles in my time with the company and believe my deep understanding of our global operations, growth journey and strategic priorities will be beneficial as I transition into the new role."

No information is required to be disclosed pursuant to LR 9.6.13R in respect of this appointment.

-ends-
For further information, please contact:

Investor Relations	Stuart Ford (+44 (0)7823 828 739)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Dan Winter (+ 44 (0)7423 793 352)	Claire Scicluna (+ 44 (0)7776 778 808)

Notes to editors:

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 18 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes, IHG has over 6,000 open hotels in over 100 countries, and more than 1,800 in the development pipeline.
●       Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
●       Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
●       Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
●       Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
●       Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the new IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	13 December 2022